UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUICKSILVER RESOURCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	75-2756163
(State of Incorporation or Organization)	(IRS Employer Identification No.)

777 West Rosedale Street, Suite 300 Fort Worth, Texas	76104
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

The following description updates and supercedes Items 1 and 2 of Amendment No. 1 to our Registration Statement on Form 8-A/A (Commission File No. 001-14837) filed on November 2, 2005. This description is a summary and is qualified in its entirety by reference to our restated certificate of incorporation, which includes our certificate of designation for our Series A junior participating preferred stock, our bylaws, and our rights agreement with Mellon Investor Services LLC (in each case as the same may be amended from time to time). Our restated certificate of incorporation, bylaws, and rights agreement are filed as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.7 to this Form 8-A/A and incorporated by reference.

Item 1.	Description of Registrant’s Securities to be Registered.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 20, 2005, 75,936,229 shares of common stock were issued and outstanding and one share of preferred stock was issued and outstanding.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

We have designated one share of our authorized preferred stock as special voting stock. This share was issued in connection with our acquisition of the remaining minority interest in MGV and provides voting rights to holders of MGV exchangeable shares that are equivalent to the voting rights of the number of shares of our common stock for which the MGV exchangeable shares are exchangeable.

In connection with our stockholder rights agreement, discussed below, we designated 100,000 shares of our authorized preferred stock as Series A junior participating preferred stock. We have not issued any shares of Series A junior participating preferred stock.

Purposes and Effects of Certain Provisions of Our Restated Certificate of Incorporation and Bylaws

General

Our restated certificate of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our restated certificate of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors Removable Only for Cause

Our restated certificate of incorporation divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, our directors may be removed from office only for cause by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed for cause, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Supermajority Voting

Our restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group, to amend, alter or repeal any provision of:

•	our restated certificate of incorporation governing the election and removal of directors; and

•	our restated certificate of incorporation prohibiting stockholder actions by written consent.

Limitation of Director Liability

Our restated certificate of incorporation limits the liability of directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These provisions in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under the federal securities laws.

No Stockholder Action by Written Consent

Our restated certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board or our president.

Stockholders Rights Agreement

On March 11, 2003, our board of directors adopted a Rights Agreement (referred to herein as the stockholders rights agreement) between us and Mellon Investor Services LLC, as rights agent, and declared a dividend of one right for each outstanding share of common stock, payable to stockholders of record at the close of business on March 26, 2003. The stockholders rights agreement provides that each share issued after March 26, 2003 and prior to the time that the rights expire, are redeemed or become exercisable (whichever occurs first) will be accompanied by one right. On December 20, 2005, the stockholder rights agreement was amended and restated to, among other things, increase the exercise price of the rights to $180 per right, subject to adjustment as provided in the stockholder rights agreement.

The rights are not exercisable until the earlier of:

•	the first date of public announcement of a person or group of affiliated or associated persons (referred to herein as an acquiring person) having acquired beneficial ownership of 15% or more of our outstanding common shares, except pursuant to a permitted offer or if such person or group is a grandfathered stockholder; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment of $0.01 per right at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $180, but is subject to possible adjustment).

Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholders rights agreement expire on March 11, 2013, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

•	prior to that time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose shares owned by persons who are directors and also officers of the corporation and by specified employee benefit plans; or

•	at or after such time the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For the purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or within the immediately preceding three years did own 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Item 2. Exhibits

Exhibit Number	Description

4.1	Second Restated Certificate of Incorporation of Quicksilver Resources Inc. (filed as Exhibit 4.2 to our Form 8-A/A filed December 21, 2005 and included herein by reference)

4.2	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of Quicksilver Resources Inc. (filed as Exhibit 4.3 to our Form 8-A/A filed December 21, 2005 and included herein by reference)

4.3	Bylaws of Quicksilver Resources Inc. (filed as Exhibit 4.2 to our Form S-4 File No. 333-66709, filed November 3, 1998 and included herein by reference)

4.4	Amendment to the Bylaws of Quicksilver Resources Inc., adopted on November 30, 1999 (filed as Exhibit 3.4 to our Form 10-K filed March 27, 2001 and included herein by reference)

4.5	Amendment to the Bylaws of Quicksilver Resources Inc., adopted June 5, 2001 (filed as Exhibit 3.2 to our Form 10-Q filed August 14, 2001 and included herein by reference)

4.6	Amendment to the Bylaws of Quicksilver Resources Inc., adopted March 11, 2003 (filed as Exhibit 3.8 to our Form 10-K filed March 26, 2003 and included herein by reference)

4.7	Amended and Restated Rights Agreement, dated as of December 20, 2005, between Quicksilver Resources Inc. and Mellon Investor Services LLC (filed as Exhibit 4.1 to our Form 8-A/A filed December 21, 2005 and included herein by reference)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

By:	/s/ PHILIP COOK
Philip W. Cook Senior Vice President – Chief Financial Officer

Date: December 21, 2005

INDEX TO EXHIBITS

Exhibit Number	Description

4.1	Second Restated Certificate of Incorporation of Quicksilver Resources Inc. (filed as Exhibit 4.2 to our Form 8-A/A filed December 21, 2005 and included herein by reference)

4.2	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of Quicksilver Resources Inc. (filed as Exhibit 4.3 to our Form 8-A/A filed December 21, 2005 and included herein by reference)

4.3	Bylaws of Quicksilver Resources Inc. (filed as Exhibit 4.2 to our Form S-4 File No. 333-66709, filed November 3, 1998 and included herein by reference)

4.4	Amendment to the Bylaws of Quicksilver Resources Inc., adopted on November 30, 1999 (filed as Exhibit 3.4 to our Form 10-K filed March 27, 2001 and included herein by reference)

4.5	Amendment to the Bylaws of Quicksilver Resources Inc., adopted June 5, 2001 (filed as Exhibit 3.2 to our Form 10-Q filed August 14, 2001 and included herein by reference)

4.6	Amendment to the Bylaws of Quicksilver Resources Inc., adopted March 11, 2003 (filed as Exhibit 3.8 to our Form 10-K filed March 26, 2003 and included herein by reference)

4.7	Amended and Restated Rights Agreement, dated as of December 20, 2005, between Quicksilver Resources Inc. and Mellon Investor Services LLC (filed as Exhibit 4.1 to our Form 8-A/A filed December 21, 2005 and included herein by reference)